

October 20, 2010

Steven B. Engle
Chairman, Chief Executive Officer and President
XOMA Ltd.
2910 Seventh Street
Berkeley, California 94710

> **Re: XOMA Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010**
> **Form 10-K/A filed April 30, 2010**
> **File No. 000-14710**

Dear Mr. Engle:

We have reviewed your October 5, 2010 response to our September 21, 2010 comment letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Compensation Components

1. We note your response to our prior comment 3 and we resissue the comment. Please further revise the provided draft disclosure to discuss the actual long-term incentive award made to each named executive officer for the 2009 fiscal year and the conclusions reached by the compensation committee in determining each award. Your disclosure should discuss how each factor considered by the committee was evaluated or measured and how the totality of the factors resulted in the long-term incentive award made to each named executive officer.

Cash Bonus Plans

2. We note your response to our prior comment 4. Please further revise the provided draft disclosure to discuss the "individual and performance objectives" referenced throughout your discussion of the Management Incentive Compensation Plan. Your discussion should include not only the objectives themselves but also the extent to which each objective was achieved and how such level of achievement affected the actual bonus awarded to each named executive officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Kimberly C. Petillo (Cahill Gordon & Reindel LLP)